

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 12, 2015

Mr. Scott Miller
Chief Financial Officer
U.S. Premium Beef, LLC
P.O. Box 20103
Kansas City, MO 64195

      Re: U.S. Premium Beef, LLC
              Form 10-K for the Fiscal Year Ended December 27, 2014
              Filed March 12, 2015
              File No. 333-115164

Dear Mr. Miller:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Melissa Raminpour

                                  Melissa Raminpour
                                  Branch Chief
                                  Office of Transportation and Leisure